Exhibit 10.07

                      SERVICES AGREEMENT

     THIS SERVICES AGREEMENT (the "Agreement") is made effective as of May 28, 2002, by and between CONSOLIDATED FREIGHTWAYS CORPORATION AND CONSOLIDATED FREIGHTWAYS CORPORATION OF DELAWARE, Delaware corporations (herein, together with any successor corporations, the "Company"), and BRINCKO ASSOCIATES, INC., a California corporation ("Brincko Associates"), and JOHN P. BRINCKO, an individual ("Brincko"), with respect to the following facts and circumstances:

                           RECITALS

     Company desires to retain Brincko Associates to provide the Company with restructuring and other advisory services and to retain Brincko as President and Chief Executive Officer of Company and as a member of the Company's Board of Directors on the terms and conditions set forth herein. Brincko and Brincko Associates desire to be retained by Company in such capacities, on the terms and conditions and for the consideration set forth below.

     NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements set forth herein, the parties hereto agree as follows:

                           ARTICLE 1

                      ENGAGEMENT AND TERM

     1.1 Engagement. Company agrees to engage Brincko in the capacity as President and Chief Executive Officer of the Company, and Brincko hereby accepts such engagement by Company upon the terms and conditions specified below. The Company further agrees to cause Brincko to be elected as a Director of the Board of Directors, and Brincko agrees to serve in such capacity without additional compensation.

1.2 Term. The term of this Agreement (the "Term") shall commence on the date hereof and shall continue in force until the later of: (a) the first anniversary of the date hereof; or (b) six months after either party gives the other written notice of intention to terminate this agreement at the then expiration date of the Term, unless earlier terminated under
Article 6 below.
                           ARTICLE 2

                       DUTIES OF BRINCKO

     2.1 Duties. Brincko shall perform all the duties and obligations generally associated with the positions of President and Chief Executive Officer, subject to the control and supervision of the Board of Directors. Brincko shall report to the Chairman of the Board of Directors, if a person other than Brincko occupies such position. Brincko shall be the most senior officer of the Company and shall have all of the powers associated with a chief executive officer, including the power to hire or fire subordinate officers of the Company or its subsidiaries. Without limiting the generality of the foregoing, Brincko may cause the Company to retain executives of Brincko Associates to serve as officers of or consultants to the Company or to perform services for the Company. The Company agrees that if Steve Sokol ("Sokol") serves as chief financial officer of the Company, the fee for his services will be $45,000 per month. The hourly rate of Brincko Associates' personnel performing part time services will range from $150-$395 depending on the experience and expertise of the individual. Brincko shall perform the services contemplated herein faithfully, diligently, to the best of his ability and in the best interests of Company. The Company acknowledges and agrees that Brincko shall continue as Chief Executive Officer of Brincko Associates and may render ongoing services to existing or new clients of Brincko Associates as long as such services do not materially interfere with Brincko's performance of his duties hereunder. Brincko may participate in social, civic, charitable, religious, business, educational or professional associations and serve on the boards of directors of companies so long as such participation does not materially interfere with the duties and obligations of Brincko hereunder. This Section shall not be construed to prevent Brincko from making passive outside investments so long as such investments do not require material time of Brincko or otherwise interfere with the performance of Brincko's duties and obligations hereunder.

2.2 Location of Services. Brincko shall perform his services at Company headquarters in Vancouver, Washington, at the offices of Brincko Associates and at such other locations as Brincko and the Board of Directors shall agree upon. Brincko understands he will be required to travel to Company's various operations as part of his employment.
                           ARTICLE 3

                         COMPENSATION

     3.1 Brincko Retainer. In consideration for Brincko's services hereunder, Company shall pay Brincko Associates a monthly retainer of $100,000. Brincko Associates shall render invoices for Brincko's services and for those of other personnel providing services to the Company twice a month and the Company agrees to pay all such invoices promptly upon submission. A prorated first month's payment shall be made concurrently with the execution of this Agreement. In addition, concurrently with the execution of this Agreement, the Company shall pay Brincko Associates $100,000 as an evergreen retainer (the "Retainer") deposit against the payments required to be paid hereunder. Should Sokol become Chief Financial Officer of the Company, the Retainer shall be increased to $145,000. Such deposit shall be returned to the Company upon termination of this Agreement and payment to Brincko Associates and Brincko of all amounts owed to them hereunder. Brincko Associates may offset any amounts owed it or Brincko against the Retainer amount.

3.2 Bonus. Brincko Associates shall be considered for a bonus with respect to each year (or partial year) during which services are performed under this Agreement, the amount and timing of such bonuses to be determined by the Board of Directors in its discretion after consultation with Brincko. All bonuses shall be paid within sixty (60) days after the end of the Company's fiscal year or, if the engagement is terminated prior to the end of a fiscal year, within sixty
(60) days after the date of such termination.
3.3 Stock Options. As an additional element of payment to Brincko Associates, in consideration of the services to be rendered hereunder, Company shall consider the grant to Brincko (and Sokol, if he is Chief Financial Officer) of options to purchase shares of Company's common stock at an exercise price equal to the fair market value of such stock on the date of grant. The timing and amount of any such grant shall be at the discretion of the Company's Board of Directors after consultation with Brincko.
                           ARTICLE 4

                       BRINCKO BENEFITS

     4.1 Vacation. In accordance with the general policies of Company applicable generally to other senior Executives of the Company pursuant to Company's personnel policies from time to time, Brincko (and Sokol if he should become Chief Financial Officer) shall be entitled to four weeks vacation each calendar year, without reduction in compensation.

4.2 Benefits. Brincko (and Sokol if he should become Chief Financial Officer) and their spouses shall be provided with annual executive physical examinations at the Company's expense.
4.3 Indemnification. Brincko and Brincko Associates (and its officers, directors and employees) shall be indemnified by the Company (including the advancement of expenses from the Company) to the fullest extent permitted by applicable law, which indemnification and expense advancement shall continue after the termination of this Agreement for such period as may be necessary to continue to fully indemnify Brincko and Brincko Associates (and its officers, directors and employees) for their acts during the term hereof. The Company shall cause Brincko and any principal or employee of Brincko Associates who serves as an officer or director of the Company or its subsidiaries to be covered by the current policies of directors and officers liability insurance covering directors and officers of the Company, copies of which have been provided to Brincko, in accordance with their terms, to the maximum extent of the coverage available for any director or officer of the Company. The Company shall at all times maintain policies of directors and officers liability insurance (including expense advancement) covering directors and officers of the Company in the amount of not less than $25 million throughout the term of Brincko's engagement with the Company and for such period thereafter as may be necessary to continue to cover acts of Brincko during the term of his employment (provided that the Company may substitute for the current policies, or allow to be substituted therefor, policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured in any material respect).
                           ARTICLE 5

                  REIMBURSEMENT FOR EXPENSES

     5.1 Brincko (and Sokol if he is Chief Financial Officer) and Brincko Associates shall be reimbursed by Company for all ordinary and necessary expenses (including without limitation first class travel for Brincko and, with respect to trips of more than 5 hours in duration, for other employees of Brincko Associates as well, and accommodations, meals, automobile, communications, office expenses, legal expenses, faxes, photocopying, etc.) incurred by Brincko or other employees of Brincko Associates in the performance of their duties or otherwise in furtherance of the business of Company.
Brincko and such other personnel shall keep accurate and complete records of all such expenses, including but not limited to, proof of payment and purpose. For its convenience, the Company shall pay the cost of appropriate separate apartment accommodations for Brincko and for other Brincko Associates personnel in the Vancouver, Washington, or Portland, Oregon, areas (at Brincko's election) and all related expenses, including any federal and state income tax liability incurred by Brincko Associates with respect to such payments or reimbursements from the Company. The Company shall provide Brincko (and Sokol if he is Chief Financial
Officer) with use of a full size car while in Washington and shall pay all expenses and insurance relating thereto. Should Brincko (and Sokol if he is Chief Financial Officer) stay in Vancouver during weekends or vacation periods, the Company will reimburse him for travel expenses for his family to join him for a reasonable number of times.

                           ARTICLE 6

                          TERMINATION

     6.1 Termination for Cause. Without limiting the generality of Section 6.2, the Company shall have the right to terminate Brincko's and Brincko Associates' engagement without further obligation or liability to either of them except as provided herein upon the occurrence of any one or more of the following events, which events shall be deemed termination for cause.

          6.1.1 Failure to Perform Duties. If Brincko continually neglects to perform the material duties of his engagement under this Agreement in a professional and businesslike manner after having received written notice specifying such failure to perform with particularity and after having had a reasonable opportunity (not less than fifteen (15) days) to perform.

6.1.2 Willful Breach. If Brincko willfully commits a material breach of this Agreement or a material willful breach of his fiduciary duty to the Company.
6.1.3 Wrongful Acts. If Brincko is convicted of a felony involving acts of moral turpitude or commits fraud, embezzlement or other acts of material misconduct against the Company that would make the continuance of his engagement by the Company materially detrimental to the Company.
     6.2 Termination Without Cause. Notwithstanding anything to the contrary herein, the Company shall have the right to terminate Brincko's engagement under this Agreement at any time without cause by giving written notice of such termination to Brincko.

6.3 Termination by Brincko for Good Reason. Brincko may terminate his employment under this Agreement on thirty (30) days prior notice to the Company for good reason. For purposes of this Agreement, "good reason" shall mean and be limited to (a) a material breach of this Agreement by the Company (including without limitation any material reduction in the authority or duties of Brincko) or failure to pay the invoices of Brincko Associates within ten (10) days of submission, and the failure of the Company to remedy any such breach within ten (10) days after written notice (or as soon thereafter as practicable so long as it commences effectuation of such remedy within such time period and diligently pursues such remedy to completion as soon as practicable); or (b) a bankruptcy filing by or against the Company and failure by the Bankruptcy Court to approve this Agreement within sixty (60) days of such filing.
6.4  Effectiveness on Notice.  Any termination under this
Section 6 shall be effective upon receipt of written notice by Brincko or the Company, as the case may be, of such termination or upon such other later date as may be provided herein or specified by the Company or Brincko in the notice (the "Termination Date"), except as otherwise provided in this
Section 6.
6.5  Effect of Termination.
          6.5.1 Payment of Compensation and Expenses Upon Termination. If the Term of this Agreement is terminated, all benefits provided to Brincko by the Company hereunder shall thereupon cease and the Company shall pay or cause to be paid to Brincko and Brincko Associates all accrued but unpaid
compensation and vacation benefits.   In addition, promptly
upon submission by Brincko and Brincko Associates of their unpaid expenses incurred prior to the Termination Date and owing to Brincko or Brincko Associates pursuant to Article 5, reimbursement for such expenses shall be made. If the Term of the Agreement is terminated for "cause," Brincko shall not be entitled to receive any payments other than as specified in this Section 6.5.1, provided that Brincko, Sokol and Brincko Associates may continue to exercise any options held by them.

6.5.2 Termination Without Cause or Termination by Brincko for Good Reason. If the Company terminates Brincko without cause or Brincko or Brincko Associates terminates for good reason, Brincko Associates shall be entitled to receive an amount equal to six times the Retainer amount (the "Severance Benefit"), payable in a lump sum.
     The Company agrees that Brincko and Brincko Associates have been unable to pursue alternative, profitable opportunities in order to take on this engagement and that they would suffer substantial financial damage if Brincko or the Company were to exercise their respective rights of termination hereunder and that the amount of such damages would be difficult if not impossible to calculate accurately. Accordingly, the parties agree that the amount established hereunder are liquidated damages reasonable under the circumstances at the time of execution of this Agreement.

     6.6 Exercisability of Options. As provided in the stock option agreements, all options will terminate on the earlier of (a) the expiration of the ten (10) year term of such options, or (b) three (3) years after the termination of Brincko's engagement with the Company, regardless of the cause of such termination, except that, in the event of a termination for "Cause," other than as provided in Section 6.1.3, all options will terminate on the earlier of (I) the expiration of the ten (10) year term of such options, or (II) one year after the termination. Upon termination under
Section 6.1.3, all options shall terminate immediately.

                           ARTICLE 7

                        CONFIDENTIALITY

     7.1 Nondisclosure of Confidential Material. In the performance of their duties, Brincko and Brincko Associates may have access to confidential records, including, but not limited to, development, marketing, organizational, financial, managerial, administrative and sales information, data, specifications and processes presently owned or at any time hereafter developed or used by Company or its agents or consultants that is not otherwise part of the public domain (collectively, the "Confidential Material"). All such Confidential Material is considered secret and is disclosed to Brincko and Brincko Associates in confidence. Brincko and Brincko Associates acknowledge that the Confidential Material constitutes proprietary information of Company which draws independent economic value, actual or potential, from not being generally known to the public or to other persons who could obtain economic value from its disclosure or use, and that Company has taken efforts reasonable under the circumstances, of which this Section 7.1 is an example, to maintain its secrecy. Except in the performance of their duties to Company or as required by a court order, Brincko and Brincko Associates shall not, directly or indirectly for any reason whatsoever, disclose, divulge, communicate, use or otherwise disclose any such Confidential Material, unless such Confidential Material ceases to be confidential because it has become part of the public domain (not due to a breach by Brincko and Brincko Associates of their obligations hereunder). Brincko and Brincko Associates shall also take all reasonable actions appropriate to maintain the secrecy of all Confidential Information. All records, lists, memoranda, correspondence, reports, manuals, files, drawings, documents, equipment, and other tangible items (including computer software), wherever located, incorporating the Confidential Material, which Brincko and Brincko Associates shall prepare, use or encounter, shall be and remain Company's sole and exclusive property and shall be included in the Confidential Material. Upon termination of this Agreement, or whenever requested by Company, Brincko and Brincko Associates shall promptly deliver to Company any and all of the Confidential Material, not previously delivered to Company, that is in the possession or under the control of Brincko or Brincko Associates .

7.2 Assignment of Intellectual Property Rights. Any ideas, processes, know-how, copyrightable works, maskworks, trade or service marks, trade secrets, inventions, developments, discoveries, improvements and other matters that may be protected by intellectual property rights, that relate to Company's business and are the results of Brincko's efforts or Brincko Associates' efforts during the Term (collectively, the "Brincko Work Product"), whether conceived or developed alone or with others, and whether or not conceived during the regular working hours of Company, shall be deemed works made for hire and are the property of Company. In the event that for whatever reason such Brincko Work Product shall not be deemed a work made for hire, Brincko and Brincko Associates agree that such Brincko Work Product shall become the sole and exclusive property of Company, and Brincko and Brincko Associates hereby assign to Company their entire right, title and interest in and to each and every patent, copyright, trade or service mark (including any attendant goodwill), trade secret or other intellectual property right embodied in Brincko Work Product. Company shall also have the right, in its sole discretion to keep any and all of Brincko Work Product as Company's Confidential Material. The foregoing work made for hire and assignment provisions are and shall be in consideration of this agreement of employment by Company, and no further consideration is or shall be provided to Brincko or Brincko Associates by Company with respect to these provisions. Brincko and Brincko Associates agree to execute any assignment documents Company may require confirming Company's ownership of any of Brincko Work Product. Brincko and Brincko Associates also waive any and all moral rights with respect to any such works, including without limitation any and all rights of identification of authorship and/or rights of approval, restriction or limitation on use or subsequent modifications. Brincko and Brincko Associates promptly will disclose to Company any Brincko Work Product.
7.3 No Unfair Competition After Termination of Agreement. Brincko and Brincko Associates hereby acknowledge that the sale or unauthorized use or disclosure of any of Company's Confidential Material obtained by Brincko or Brincko Associates by any means whatsoever, at any time before, during or after the Term shall constitute unfair competition.
Brincko and Brincko Associates shall not engage in any unfair competition with Company either during the Term or at any time thereafter.
7.4 Remedies for Breach. Brincko and Brincko Associates agree that money damages will not be a sufficient remedy for any breach of the obligations under this Article 7 and that the Company shall be entitled to injunctive relief and to specific performance as remedies for any such breach. Brincko and Brincko Associates agree that the Company shall be entitled to such relief, including temporary restraining orders, preliminary injunctions and permanent injunctions, without the necessity of proving actual damages and without the necessity of posting a bond or making any undertaking in connection therewith. Any such requirement of a bond or undertaking is hereby waived by Brincko and Brincko Associates and Brincko and Brincko Associates acknowledge that in the absence of such a waiver, a bond or undertaking might otherwise be required by the court. Such remedies shall not be deemed to be the exclusive remedies for any breach of the obligations in this Article 7, but shall be in addition to all other remedies available at law or in equity.
                           ARTICLE 8

                          ARBITRATION

     8.1  General.  Except for a claim for injunctive relief under
Section 7.4, any controversy, dispute, or claim between the parties to this Agreement, including any claim arising out of, in connection with, or in relation to the formation, interpretation, performance or breach of this Agreement shall be settled exclusively by arbitration, before a single arbitrator, in accordance with this Article 8 and the then most applicable rules of the American Arbitration Association. Judgment upon any award rendered by the arbitrator may be entered by any state or federal court having jurisdiction thereof. Such arbitration shall be administered by the American Arbitration Association. Arbitration shall be the exclusive remedy for determining any such dispute, regardless of its nature. Notwithstanding the foregoing, either party may in an appropriate matter apply to a court for provisional relief, including a temporary restraining order or a preliminary injunction, on the ground that the award to which the applicant may be entitled in arbitration may be rendered ineffectual without provisional relief. Unless mutually agreed by the parties otherwise, any arbitration shall take place in the City of Los Angeles, California.

8.2 Selection of Arbitrator. In the event the parties are unable to agree upon an arbitrator, the parties shall select a single arbitrator from a list of nine arbitrators drawn by the parties at random from the "Independent" (or "Gold Card") list of retired judges or, at the option of Brincko, from a list of nine persons (which shall be retired judges or corporate or litigation attorneys experienced in Brincko employment agreements) provided by the office of the American Arbitration Association having jurisdiction over Los Angeles, California. If the parties are unable to agree upon an arbitrator from the list so drawn, then the parties shall each strike names alternately from the list, with the first to strike being determined by lot. After each party has used four strikes, the remaining name on the list shall be the arbitrator. If such person is unable to serve for any reason, the parties shall repeat this process until an arbitrator is selected.
8.3 Applicability of Arbitration; Remedial Authority. This agreement to resolve any disputes by binding arbitration shall extend to claims against any parent, subsidiary or affiliate of each party, and, when acting within such capacity, any officer, director, stockholder, employee or agent of each party, or of any of the above, and shall apply as well to claims arising out of state and federal statutes and local ordinances as well as to claims arising under the common law. In the event of a dispute subject to this paragraph the parties shall be entitled to reasonable discovery subject to the discretion of the arbitrator. The remedial authority of the arbitrator (which shall include the right to grant injunctive or other equitable relief) shall be the same as, but no greater than, would be the remedial power of a court having jurisdiction over the parties and their dispute. The arbitrator shall, upon an appropriate motion, dismiss any claim without an evidentiary hearing if the party bringing the motion establishes that he or it would be entitled to summary judgement if the matter had been pursued in court litigation. In the event of a conflict between the applicable rules of the American Arbitration Association and these procedures, the provisions of these procedures shall govern.
8.4 Fees and Costs. Any filing or administrative fees shall be borne initially by the party requesting arbitration. The Company shall be responsible for the costs and fees of the arbitration. Notwithstanding the foregoing, the prevailing party in such arbitration, as determined by the arbitrator, and in any enforcement or other court proceedings, shall be entitled, to the extent permitted by law, to reimbursement from the other party for all of the prevailing party's costs (including but not limited to the arbitrator's compensation), expenses, and attorneys' fees.
8.5 Award Final and Binding. The arbitrator shall render an award and written opinion, and the award shall be final and binding upon the parties. If any of the provisions of this paragraph, or of this Agreement, are determined to be unlawful or otherwise unenforceable, in whole or in part, such determination shall not affect the validity of the remainder of this Agreement, and this Agreement shall be reformed to the extent necessary to carry out its provisions to the greatest extent possible and to insure that the resolution of all conflicts between the parties, including those arising out of statutory claims, shall be resolved by neutral, binding arbitration. If a court should find that the arbitration provisions of this Agreement are not absolutely binding, then the parties intend any arbitration decision and award to be fully admissible in evidence in any subsequent action, given great weight by any finder of fact, and treated as determinative to the maximum extent permitted by law.
                           ARTICLE 9

                         MISCELLANEOUS

     9.1 Amendments. The provisions of this Agreement may not be waived, altered, amended or repealed in whole or in part except by the signed written consent of the parties sought to be bound by such waiver, alteration, amendment or repeal.

9.2 Entire Agreement. This Agreement constitutes the total and complete agreement of the parties and supersedes all prior and contemporaneous understandings and agreements heretofore made, and there are no other representations, understandings or agreements.
9.3 Counterparts. This Agreement may be executed in one of more counterparts, each of which shall be deemed and original, but all of which shall together constitute one and the same instrument.
9.4 Severability. Each term, covenant, condition or provision of this Agreement shall be viewed as separate and distinct, and in the event that any such term, covenant, condition or provision shall be deemed by an arbitrator or a court of competent jurisdiction to be invalid or unenforceable, the court or arbitrator finding such invalidity or unenforceability shall modify or reform this Agreement to give as much effect as possible to the terms and provisions of this Agreement. Any term or provision which cannot be so modified or reformed shall be deleted and the remaining terms and provisions shall continue in full force and effect.
9.5 Waiver or Delay. The failure or delay on the part of Company, Brincko or Brincko Associates to exercise any right or remedy, power or privilege hereunder shall not operate as a waiver thereof. A waiver, to be effective, must be in writing and signed by the party making the waiver. A written waiver of default shall not operate as a waiver of any other default or of the same type of default on a future occasion.
9.6 Successors and Assigns. This Agreement shall be binding on and shall inure to the benefit of the parties to it and their respective heirs, legal representatives, successors and assigns, except as otherwise provided herein.
9.7 No Assignment or Transfer by Brincko. Neither this Agreement nor any of the rights, benefits, obligations or duties hereunder may be assigned or transferred by Brincko. Any purported assignment or transfer by Brincko shall be void.
9.8 Necessary Acts. Each party to this Agreement shall perform any further acts and execute and deliver any additional agreements, assignments or documents that may be reasonably necessary to carry out the provisions or to effectuate the purpose of this Agreement.
9.9 Governing Law. This Agreement and all subsequent agreements between the parties shall be governed by and interpreted, construed and enforced in accordance with the laws of the State of California.
9.10 Notices. All notices, requests, demands and other communications to be given under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service, if personally served on the party to whom notice is to be given, or 48 hours after mailing, if mailed to the party to whom notice is to be given by certified or registered mail, return receipt requested, postage prepaid, and properly addressed to the party at his address set forth as follows or any other address that any party may designate by written notice to the other parties:

          To Brincko and Brincko Associates:

                    John P. Brincko
                    Brincko Associates, Inc.
                    1801 Avenue of the Stars, Suite 1025
                    Los Angeles, CA 90067


          To Company:

                    Consolidated Freightways Corp.
                    Attn:  Chairman of the Board
                    16400 SE CF Way
                    Vancouver, WA 98683
                    Telephone:     360 448 4000
                    Facsimile:


     9.11 Headings and Captions. The headings and captions used herein are solely for the purpose of reference only and are not to be considered as construing or interpreting the provisions of this Agreement.

9.12 Construction. All terms and definitions contained herein shall be construed in such a manner that shall give effect to the fullest extent possible to the express or implied intent of the parties hereby.
9.13 Counsel.   Brincko and Brincko Associates have been
advised by Company that they should consider seeking the advice of counsel in connection with the execution of this Agreement and Brincko has had an opportunity to do so.
Brincko has read and understands this Agreement, and has sought the advice of counsel to the extent he has determined appropriate. The Company shall reimburse Brincko and Brincko Associates for the reasonable fees and expenses of their counsel in connection with this Agreement.
     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first written above.

JOHN P. BRINCKO                    BRINCKO ASSOCIATES, INC.


/s/John P. Brincko            /s/John P. Bricko
                              By:  John P. Brincko
                              Its: President


                              CONSOLIDATED FREIGHTWAYS
                                   CORPORATION

                              and

                              CONSOLIDATED FREIGHTWAYS
                                   CORPORATION OF DELAWARE



                              /s/Bill Walsh
                              By:  Bill Walsh
                              Its: Chairman of the Board